UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

AIR T, INC.

(Name of Issuer)

Common Stock, par value of $.25 per share

(Title of Class of Securities)

009207101

(CUSIP Number)

AO Partners I, L.P.
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

4828-

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 249,227
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 249,227
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,227
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

4828-

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 249,227
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 249,227
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,227
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

4828-

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 249,227
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 249,227
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,227
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

4828-

CUSIP NO. 009207101

Item 1.                      Security and Issuer.

This statement relates to shares of the Common Shares, $.25 par value (the “Common Stock”), of Air T, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

Item 2.                      Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below.

●	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

●	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners (“AO Partners”).

●	Nicholas J. Swenson as the Managing Member of AO Partners.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1.  (Explanatory Note:  The initial Schedule 13D and Amendment No. 1 to the initial Schedule 13D were each filed with the Securities and Exchange Commission under the name of Nicholas J. Swenson.  This amended Schedule 13D is being filed with the Securities and Exchange Commission under the name of AO Partners I, L.P., and future amendments will also be filed under the name of AO Partners I, L.P.)

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:  shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners.

The principal business address of each of AO Partners Fund, AO Partners and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund and AO Partners are engaged in various interests, including investments.

                      The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Managing Member of AO Partners and Groveland Capital, LLC, a Delaware limited liability company.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Swenson is a citizen of the United States of America.

4828-

CUSIP NO. 009207101

Item 3.                      Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with working capital of AO Partners Fund and the personal investment capital of Mr. Swenson.

Item 4.                      Purpose of Transaction.

The Reporting Persons acquired shares of Common Stock because they believe that the Common Stock is undervalued.  The Reporting Persons’ intent is to influence the policies of the Issuer and assert the Reporting Persons’ shareholder rights, with a goal of maximizing the value of the Common Stock.

Mr. Swenson has requested that the Board of Directors of the Issuer appoint him as a director.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.                      Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 2,446,286 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended December 31, 2011) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned

AO Partners Fund	249,227	10.2%
AO Partners	249,227	10.2%
Nicholas J. Swenson	249,227	10.2%

AO Partners is the General Partner of AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

4828-

CUSIP NO. 009207101

Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund with regard to those shares of Common Stock.

(b)         Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners Fund for the reasons described in Item 5(a).

(c)         The following purchases have occurred since the filing of Amendment No. 1 to this Schedule 13D:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
AO Partners	03/09/2012	1,200	$ 9.45	Open market purchase
AO Partners	03/09/2012	26,100	9.50	Open market purchase
AO Partners	03/12/2012	4,207	9.50	Open market purchase
AO Partners	03/13/2012	783	9.49	Open market purchase
AO Partners	03/13/2012	900	9.50	Open market purchase
AO Partners	03/14/2012	1,327	9.50	Open market purchase
AO Partners	03/14/2012	400	9.45	Open market purchase
AO Partners	03/14/2012	100	9.42	Open market purchase
AO Partners	03/14/2012	55	9.44	Open market purchase
AO Partners	03/15/2012	400	9.45	Open market purchase
AO Partners	03/15/2012	101	9.40	Open market purchase
AO Partners	03/15/2012	800	9.43	Open market purchase
AO Partners	03/15/2012	1,100	9.43	Open market purchase
AO Partners	03/16/2012	700	9.43	Open market purchase
AO Partners	03/16/2012	400	9.50	Open market purchase
AO Partners	03/16/2012	100	9.40	Open market purchase
AO Partners	03/16/2012	100	9.49	Open market purchase
AO Partners	03/16/2012	200	9.49	Open market purchase
AO Partners	03/19/2012	4,451	9.459	Open market purchase
AO Partners	03/20/2012	5,200	9.52	Open market purchase

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

4828-

CUSIP NO. 009207101

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           March 20, 2012

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
By: /s/ Nicholas J. Swenson Nicholas J. Swenson

4828-

CUSIP NO. 009207101

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D as amended to date, with respect to the shares of Common Stock, par value $.25 per share, of  Air T, Inc., and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Agreement of Joint Filing be included as an Exhibit to such joint filing.

This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Date:           March 20, 2012

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
By: /s/ Nicholas J. Swenson Nicholas J. Swenson